# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Amentum Holdings, Inc., CIK 0002011286
CUSIP: 023939101
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 4800 Westfields Blvd., Suite #400, Chantilly, Virginia (VA), 20151
Date of event which requires filing of this statement: 03/13/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-256176
Filed by CIK 0000052988

## Reporting persons
- Jacobs Solutions Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 1 (this "Amendment") amends, in its entirety, the statement on Schedule 13G originally filed with the Securities and Exchange Commission on November 12, 2024 by the Reporting Person. On March 13, 2025, a subsidiary of the Reporting Person exchanged 19,464,174 shares of the Issuer's common stock in an equity-for-debt exchange. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.
- Jacobs Engineering Group Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment amends, in its entirety, the statement on Schedule 13G originally filed with the Securities and Exchange Commission on November 12, 2024 by the Reporting Person. On March 13, 2025, the Reporting Person exchanged 19,464,174 shares of the Issuer's common stock in an equity-for-debt exchange. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.

## Item 1. Issuer
Name of issuer: Amentum Holdings, Inc.
Address of issuer's principal executive offices: 4800 Westfields Blvd., Suite #400, Chantilly, Virginia 20151

## Item 2. Person Filing
Name of person filing:
Jacobs Solutions Inc.
Jacobs Engineering Group Inc.
Address of principal business office or, if none, residence: 1999 Bryan Street, Suite 3500, Dallas, TX 75201
Citizenship: Jacobs Solutions Inc. is a Delaware corporation. Jacobs Engineering Group Inc. is a Delware corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This schedule is filed pursuant to Rule 13d-1(d). See Exhibit A.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jacobs Solutions Inc.: /s/ Venk Nathamuni, Venk Nathamuni/Chief Financial Officer (03/13/2025)
- Jacobs Engineering Group Inc.: /s/ Venk Nathamuni, Venk Nathamuni/Chief Financial Officer (03/13/2025)